# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sharps Technology, Inc., CIK 0001737995
CUSIP: 82003F309
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 105 Maxess Road, Melville, New York (NY), 11747
Date of event which requires filing of this statement: 01/24/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002106951

## Reporting persons
- Bastion Trading Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,615,046; sole dispositive power 0; shared dispositive power 3,615,046; aggregate amount beneficially owned 3,615,046 (9.9% of the class)
- Bastion Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,615,046; sole dispositive power 0; shared dispositive power 3,615,046; aggregate amount beneficially owned 3,615,046 (9.9% of the class)
- Wei Zhu: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,615,046; sole dispositive power 0; shared dispositive power 3,615,046; aggregate amount beneficially owned 3,615,046 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Sharps Technology, Inc.
Address of issuer's principal executive offices: 105 Maxess Road, Melville, NY, 11747.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Bastion Trading Limited ("Bastion Trading")
Bastion Holdings Limited ("Bastion Holdings")
Wei Zhu ("Mr. Zhu")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
Office 4, Ground Floor, Parcel 134
Block 2837E, Road Town
Tortola, British Virgin Islands
Citizenship:
Bastion Trading British Virgin Islands
Bastion Holdings Cayman Islands
Mr. Zhu United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference. Bastion Trading directly holds (i) 1,428,394 shares of common stock; (ii) pre-funded warrants (the "Pre-Funded Warrants") exercisable for up to 4,234,615 shares of common stock; and (iii) warrants (the "Stapled Warrants" and, together with the Pre-Funded Warrants, the "Warrants") exercisable for up to 5,384,615 shares of common stock. Each of the Pre-Funded Warrants and the Stapled Warrants contains a provision (the "Beneficial Ownership Blockers") which precludes exercise of the Warrants to the extent that, following exercise, Bastion Trading, together with its affiliates and other attribution parties, would own more than 9.99% of the common stock outstanding. Bastion Trading is currently prohibited from exercising the Warrants to the extent that such exercise would result in the Reporting Persons' beneficial ownership of more than 3,615,046 shares of common stock.

Bastion Trading is wholly owned by Bastion Holdings and Mr. Zhu is the director of Bastion Holdings and the indirect control person of Bastion Trading. Each of Bastion Holdings and Mr. Zhu may be deemed to share voting and investment authority over the shares held by Bastion Trading.
Percent of class: Due to the Beneficial Ownership Blocker in the Warrants, each Reporting Person's beneficial ownership percentage is 9.99%. Such percentage is based upon the sum of (i) an estimated 34,000,000 shares of common stock outstanding as of the date hereof, as reported to the Reporting Persons by the Issuer and (ii) 2,186,652 shares of common stock issuable upon the exercise of Warrants within 60 days. Due to field limitations of the EDGAR filing system, the percentages listed in Row 11 of the Reporting Persons' cover pages have been rounded down to 9.9%.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Bastion Trading Limited: /s/ Wei Zhu, By Wei Zhu, Director (01/26/2026)
- Bastion Holdings Limited: /s/ Wei Zhu, By Wei Zhu, Director (01/26/2026)
- Wei Zhu: /s/ Wei Zhu, Wei Zhu (01/26/2026)